1100 - 1199 W. Hastings St.
Vancouver, B.C. V6E 3T5
Tel: 604-681-9059
Fax: 604-688-4670
www.quaterraresources.com

May 29, 2007	QTA-TSX. VENTURE
NR-03-07

Quaterra engages the services of Roman Friedrich & Company Ltd.

Quaterra Resources Inc. (the “Company”) has engaged Roman Friedrich & Company Ltd. of Vancouver, BC, (“RFC”) to provide financial and advisory services to the Company for an initial term of 12 months, subject to extension or earlier termination. The Company has agreed to pay RFC a retainer of $15,000 per month, payable as to $7,500 in cash and the balance in common shares of the Company at the discounted market price of such shares (as determined in accordance with the policies of the TSX Venture Exchange) at each quarter end during the term of the engagement, subject to TSX Venture Exchange approval of each share issuance. 7,840 common shares have been issued in respect of the first quarter and are subject to a hold period expiring September 1, 2007. Any subsequent quarterly share issuances will be subject to a hold period expiring 4 months and a day after the date of their issuance.

Pursuant to the engagement, the Company has also agreed, subject to TSX Venture Exchange approval, to pay RFC a success fee if the Company enters into and closes a merger, acquisition, sale, joint venture, asset sale, asset purchase or vend-in transaction otherwise than in the ordinary course of the Company’s business during the term of the engagement. Such success fee is to be based on a sliding scale with reference to the value of such a transaction to a maximum agreed amount. The Company has the option of paying up to 50% of the success fee in shares at the discounted market price of such shares.

On behalf of the Board,

“Thomas Patton”

Dr. Thomas Patton
President, Quaterra Resources Inc.

Expanded information on the company’s projects is described on our website at www.quaterraresources.com or contact Jay Oness at 1-888-456-1112, 604-681-9059 or email: corpdev@mnxltd.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management. Statements contained in this news release that are not historical facts are forward-looking statements as the term is defined in the private securities litigation reform act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Quaterra relies upon litigation protection for forward looking statements.
We seek safe harbour.